UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Massey Energy Company

(Name of Issuer)

Common Stock, par value $0.625 per share

(Title of Class of Securities)

576206106 (CUSIP Number)

October 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS JGD Management Corp. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 4,653,126 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 4,653,126 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,653,126
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 6.0%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Capital Management, L.P. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 313,484 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 313,484 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,484
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 0.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Investment Limited IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 1,311,785 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 1,311,785 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,785
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.7%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 4 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Credit Opportunities Fund, L.P. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3).	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 235,751 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 235,751 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,751
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 0.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Global Value Partners, L.P. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 870,831 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 870,831 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,831
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.1%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Select, L.P. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 831,010 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 831,010 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,010
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.1%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 24 Pages

CUSIP No. 576206106	13G

1)	NAMES OF REPORTING PERSONS York Select Unit Trust IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 766,510 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 766,510 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,510
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 1.0%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 24 Pages

Item 1	(a).	Name of Issuer: Massey Energy Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 4 North 4th Street Richmond, Virginia 23219

Item 2	(a).

Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

        (i) JGD Management Corp. (“JGD”), a Delaware corporation, an affiliate of Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas, York Credit Opportunities Domestic Holdings, LLC (“York Credit Opportunities Domestic Holdings”), a New York limited liability company, York Global Value Holdings, LLC (“York Global Value Holdings”), a New York limited liability company, York Select Domestic Holdings, LLC (“York Select Domestic Holdings”), a New York limited liability company, and York Select Offshore Holdings, LLC (“York Select Offshore Holdings”), a New York limited liability company.

        (ii) York Capital Management, L.P. (“York Capital”), a Delaware limited partnership.

        (iii) York Investment Limited (“York Investment”), a corporation of the Commonwealth of The Bahamas.

        (iv) York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership.

        (v) York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership.

        (vi) York Select, L.P. (“York Select”), a Delaware limited partnership.

        (vii) York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands.

Page 9 of 24 Pages

Dinan Management is the General Partner of York Capital.

York Offshore Limited is the investment manager of York Investment.

York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities.

York Global Value Holdings is the General Partner of York Global Value.

York Select Domestic Holdings is the General Partner of York Select.

York Select Offshore Holdings is the investment manager of York Select Trust.

JGD is also filing this Schedule on behalf of certain other accounts (“Managed Accounts”) which it manages.

Item 2	(b).

Address of Principal Business Office or, if None, Residence:

The principal business office address of each of JGD, York Capital, York Investment, York Credit Opportunities, York Global Value, York Select and York Select Trust is:

c/o York Capital Management

767 Fifth Avenue

17th Floor

New York, New York 10153

Item 2	(c).	Citizenship: The place of organization of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization
JGD	Delaware
York Capital	Delaware
York Investment	The Commonwealth of the Bahamas
York Credit Opportunities	Delaware
York Global Value	Delaware
York Select	Delaware
York Select Trust	Cayman Islands

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.625 per share

Item 2	(e).	CUSIP Number: 576206106

Page 10 of 24 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) JGD

	(a)	Amount beneficially owned: 4,653,126*

	(b)	Percent of class: 6.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 4,653,126*

		(ii)	Shared power to vote or to direct the vote -0-

		(iii)	Sole power to dispose or to direct the disposition of 4,653,126*

		(iv)	Shared power to dispose or to direct the disposition of -0-

*	Consists of 3,683,626 shares of Common Stock and options to purchase 969,500 shares of Common Stock.

(ii) York Capital

(a)	Amount beneficially owned: 313,484

(b)	Percent of class: 0.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 313,484

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 313,484

	(iv)	Shared power to dispose or to direct the disposition of -0-

Page 11 of 24 Pages

(iii) York Investment

(a)	Amount beneficially owned: 1,311,785

(b)	Percent of class: 1.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,311,785

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 1,311,785

	(iv)	Shared power to dispose or to direct the disposition of -0-

(iv) York Credit Opportunities

(a)	Amount beneficially owned: 235,751**

(b)	Percent of class: 0.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 235,751**

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 235,751**

	(iv)	Shared power to dispose or to direct the disposition of -0-

**	Consists of 188,151 shares of Common Stock and options to purchase 47,600 shares of Common Stock.

(v) York Global Value

(a)	Amount beneficially owned: 870,831***

(b)	Percent of class: 1.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 870,831***

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 870,831***

	(iv)	Shared power to dispose or to direct the disposition of -0-

***	Consists of 686,731 shares of Common Stock and options to purchase 184,100 shares of Common Stock.

Page 12 of 24 Pages

(vi) York Select

(a)	Amount beneficially owned: 831,010****

(b)	Percent of class: 1.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 831,010****

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 831,010****

	(iv)	Shared power to dispose or to direct the disposition of -0-

****	Consists of 468,210 shares of Common Stock and options to purchase 362,800 shares of Common Stock.

(vii) York Select Trust

(a)	Amount beneficially owned: 766,510*****

(b)	Percent of class: 1.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 766,510*****

	(ii)	Shared power to vote or to direct the vote -0-

	(iii)	Sole power to dispose or to direct the disposition of 766,510*****

	(iv)	Shared power to dispose or to direct the disposition of -0-

*****	Consists of 433,810 shares of Common Stock and options to purchase 332,700 shares of Common Stock.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above for JGD, York Capital, York Investment,

Page 13 of 24 Pages

York Credit Opportunities, York Global Value, York Select and York Select Trust are based on an aggregate of 77,834,117 shares, 76,864,617 shares, 76,864,617 shares, 76,912,217 shares, 77,048,717 shares, 77,227,417 shares and 77,197,317 shares, respectively, which in each case consist of (i) 76,864,617 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, and (ii) the number of shares of Common Stock issuable to the applicable Reporting Person if such Reporting Person were to exercise all of its options to purchase shares of Common Stock.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. The Managed Accounts have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

In the ordinary course of business, the Reporting Persons have, from time to time, discussed matters of general shareholder interest with certain other shareholders of the issuer, including JANA Partners LLC and Third Point LLC. The Reporting Persons disclaim any membership in a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) with any of the other shareholders of the issuer, including JANA Partners LLC and Third Point LLC.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Page 14 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 15 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 16 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

Page 17 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 18 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK GLOBAL VALUE PARTNERS, L.P.

By: YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 19 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK SELECT, L.P.

By: YORK SELECT DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 20 of 24 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 7, 2005

YORK SELECT UNIT TRUST

By: YORK SELECT OFFSHORE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 21 of 24 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

MASSEY ENERGY COMPANY

COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 7th day of November, 2005.

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK CAPITAL MANAGEMENT, L.P.

By: DINAN MANAGEMENT, L.L.C.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 22 of 24 Pages

YORK INVESTMENT LIMITED

By: YORK OFFSHORE HOLDINGS LIMITED

By:	/s/ Adam J. Semler
Adam J. Semler
Director

YORK CREDIT OPPORTUNITIES FUND, L.P.

By: YORK CREDIT OPPORTUNITIES DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK GLOBAL VALUE PARTNERS, L.P.

By: YORK GLOBAL VALUE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

YORK SELECT, L.P.

By: YORK SELECT DOMESTIC HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 23 of 24 Pages

YORK SELECT UNIT TRUST

By: YORK SELECT OFFSHORE HOLDINGS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 24 of 24 Pages